THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101
(314) 552-6295
February 23, 2010
EDGAR CORRESPONDENCE
Mary Cole, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549
     Re: YieldQuest Funds Trust; SEC File Nos. 811-21771 and 333-125172
Dear Ms. Cole:
     We are responding to your telephone call on February 18, 2010 with comments on Post Effective Amendment No. 12 to the registration statement on Form N-1A filed by the YieldQuest Funds Trust (the “Trust”) in respect of its series (each a “Fund” and collectively, the “Funds”).
Comment: The SEC Staff will want to review in advance the 498(B)(1)(5) legend in advance prior to first use of a Summary Prospectus by a Fund.
Response: As requested, the Funds hereby undertake to provide a draft legend to the SEC Staff for its review prior to first use.
Comment. In the general, the Summary Prospectus for each Fund contains multiple pages of risk factors. Summarize and condense the risk factors using plain English.
Response: As requested, we have condensed and summarized the risk factors contained in each Fund’s Summary Prospectus to no more than 2-3 pages in plain English.
Comment: Revise the cover page to delete extra information as noted by the Staff.
Response: We have deleted the extra information as requested.
Comment: In the “Performance” section for each Fund, revise the lead-in paragraph to conform to N-1A, delete the footnotes to the performance chart, insert the date that each class commenced operations into the performance chart, and note that the index does not reflect deductions for fees and taxes.
Response: We have revised the “Performance” section for each Fund as requested.
Comment: Revise the fee table included in each Fund’s Summary Prospectus to conform the line items to N-1A and also to make it clear that “Short Dividend and Interest Expense” and “Other Remaining Expenses” are sub-sets of “Other Expenses.” Delete the aggregates fee table for all Funds that appears after the Summary Prospectuses.

Response: As requested, we have revised the fee table in each Fund’s Summary Prospectus and also deleted the aggregated fee table. As we discussed in a later telephone call, we have moved the footnotes from the aggregated fee table and this disclosure now appears in the text below the fee table in each Summary Prospectus. Attached as Exhibit A is an example of a Summary Prospectus fee table for your review.
Comment: In the “Performance” section for the Total Return Fund, performance returns are included for the Fund’s primary, broad-based securities index and three additional indices that are more narrow in focus. Either delete the additional indices or include an explanation as to why the performance of each additional index is a relevant comparison to the Fund’s performance.
Response: The Total Return Fund’s adviser has instructed us to delete the additional indices.
Comment: The Funds may elect to move the section “Buying and Selling Fund Shares” that is repeated in each Fund’s Summary Prospectus to the end of all of the Summary Prospectuses, so that it appears only once.
Response: This section has been moved to the end of the Summary Prospectuses.
Comment: In the Summary Prospectus for each Fund under “Management — Portfolio Managers, revise the description of the portfolio managers’ duties as discusses.
Response: As requested, we have made the following underlined changes:
Mr. Chitnis has been primarily responsible for determining the investment strategy to be used by, and the advice to be given to, the Fund since November 2005. Messrs. Summers, Patire and Bliss have served on the Advisor’s investment committee and as portfolio managers of the Fund since December 2007. They are responsible for assisting Mr. Chitnis in implementing the investment strategy of the Fund and for providing day-today management of the Fund.
Comment: In the “Principal Strategies” section for the Tax-Exempt Fund, delete the word “generally” in the first sentence.
Response: As requested, we have made this change.
Comment: In the “Tax Information” section for each of the Tax-Exempt Fund and the Core Bond Tax-Exempt Fund, insert the disclosure required by Item 7 of N-1A.
Response: We have inserted the required tax disclosure.
Comment: The Prospectus sections “Additional Information on Investment Strategies and Risks” and “Other Investment Information” should be clarified and consolidated.
Response: We have re-titled these sections “Additional Information on Investment Strategies and Risks” and “Other Investment Information About All Funds” and consolidated the disclosure to the extent possible.
Other
     We have attached a “Tandy” representation signed by an officer of the Trust as Exhibit B. If you have any questions regarding this letter, please contact me at (314) 552-6295.

Sincerely,
THOMPSON COBURN LLP
By:/s/ Dee Anne Sjögren
cc:    Gary Schwartz
               Chief Compliance Officer — YieldQuest Funds Trust

Exhibit A
YIELDQUEST CORE EQUITY FUND
Summary Section
Fees and Expenses of the Fund
The table describes the fees and expenses that you may pay if you buy and hold shares of the Equity Fund.

	Institutional Class	Investor Class
	Shares	Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	NONE	NONE
Maximum Deferred Sales Charge (Load)	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE
Redemption Fee	NONE	NONE
Exchange Fee	NONE	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%	0.99%
Distribution and/or Service (12b-1) Fees	NONE	0.25%
Total Other Expenses	3.83%	3.93%
Short Dividend and Interest Expense	1.44%	1.44%
Remaining Other Expenses	2.39%	2.49%
Acquired Fund Fees and Expenses[1]	0.91%	0.91%
Total Annual Fund Operating Expenses	5.73%	6.08%
Expense Reimbursement[2]	-2.19%	-2.19%
Total Annual Fund Operating Expenses After Expense Reimbursement	3.54%	3.89%

[1]	Represents the pro rata fees and expenses indirectly incurred by the Fund as a result of investing in other investment companies, including ETFs, closed-end funds and money market funds that have their own expenses. These fees and expenses are not used to calculate the Fund’s net asset value. Excluding these expenses, Total Annual Fund Operating Expenses After Expense Reimbursement would have been 2.63%.

[2]	The Advisor contractually has agreed to waive its fee and/or reimburse expenses, so that Total Annual Fund Operating Expenses (excluding 12b-1 and administrative services fees and certain other expenses) do not exceed 1.19% of average daily net assets of Institutional Class shares and Investor Class shares through March 1, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.
In the table above, “Short Dividend and Interest Expense” occurs when a Fund short-sells an equity security to gain the inverse exposure necessary to meet its investment objective. The Fund must pay out the dividend rate of the equity security and/or interest to the lender and records this as an expense. However, any such dividend on a security sold short generally reduces the market value of the shorted security —thus increasing the Fund’s unrealized gain or reducing the Fund’s unrealized loss on its short sale transaction. This expense is not a fee charged to the shareholder by any service provider. Rather it is more similar to the transaction costs or capital expenditures associated with the day-to-day management of any mutual fund. If these expense had been treated as transaction costs or capital items, “Total Annual Fund Operating Expenses After Expense Reimbursement” would have been 2.10%.

Exhibit B
YieldQuest Funds Trust
3280 Peachtree Rd., Suite 2600
Atlanta, GA 30305
          In connection with the Post-Effective Amendment No. 12 to the registration statement on Form N-1A of YieldQuest Funds Trust (the “Trust”) in respect of its series (each a “Fund” and, collectively, the “Funds”), the Trust and Funds hereby state as follows:
1.	Each Fund acknowledges that all disclosures contained in the registration statement about the Fund are its responsibility;

2.	Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and each Fund hereby represent and warrant that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

YieldQuest Funds Trust
By:	/s/ Gary S. Schwartz
Gary Schwartz, Chief Compliance Officer